POST OFFICE BOX 90808 LAFAYETTE, LOUISIANA 70509 USA TELEPHONE: 337 235 2452
Via Federal Express
October 6, 2010
US Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561

Attn:	Mr. Patrick Kuhn, Division of Corporation Finance

Re:	PHI, Inc. Form 10-K for the Year Ended December 31, 2009 Filed March 8, 2010 File No. 000-09827
Dear Mr. Kuhn:
This letter is in response to your comment letter dated September 23, 2010 in reference to the above filing. We have included your comments in italics print in the order presented in your comment letter.
Form 10-K
Management’s Discussion and Analysis, page 15
Liquidity and Capital Resources, page 22
Cash Flow, page 23
1.	Your disclosure in regard to net cash provided by operating activities appears to emphasize how the amount was computed rather than an analysis of its level for each period and variance between comparative periods, in terms of cash. Please note that references to net earnings and other components of results of operations, prepared on the accrual basis of accounting, indicated here and in your June 30, 2010 Form 10-Q, respectively, noncash items and changes in working capital may not provide a sufficient basis for a reader to fully understand cash flows provided by operating activities in terms of cash without discussion of the significant reasons and related underlying drivers in terms of cash. For example, for this purpose you could discuss the contribution of the “decrease in days outstanding” in regard to accounts receivable referred to in the first paragraph of this section, or timing and amount of cash received from customers or paid to suppliers in each period and associated terms and conditions affecting these, or other significant cash transactions that affected operating cash flows. Refer to Section IV.B.1 of “interpretations: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at
http//www.sec.gov/rules/interp/33-8350.htm for guidance. Please revise your disclosure accordingly, and include the intended revised disclosure in your response.

Securities and Exchange Commission
October 6, 2010

Response: Below is a revised disclosure for December 31, 2009, compared to December 31, 2008. In future filings, we will adopt similar disclosure for purposes of our MD&A discussion of cash flows provided by operating activities.
During 2009, we generated $55.3 million of cash from operations as compared to $43.8 million in 2008, an increase of $11.5 million. Net earnings adjusted for non-cash items contributed $50.2 million of cash flow in 2009 compared to $63.2 million in 2008. This $13.0 million decrease is attributable to a decrease in the earnings before income taxes in the Oil and Gas segment previously discussed. Accounts receivable decreased $17.0 million in 2009 compared to an increase in 2008 of $13.3 million, an improvement in cash from operations of $30.3 million. The decrease in accounts receivable was due to improved collections and an improved payor mix for the Air Medical segment resulting in a decrease in days outstanding to 81 days in 2009 from 113 days in 2008. Our accounts payable, accrued liabilities and other long term liabilities decreased by $7.4 million in 2009. This net decrease of $7.4 million compares to a decrease of $2.8 million in 2008, for a net decrease of $4.6 million. This decrease is due to a decrease in days outstanding. The remaining decrease of $1.2 million in cash from operations is primarily related to an increase in the inventory of aircraft parts related to an increase in spare parts for the medium aircraft fleet related to increased flight activity.
The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have additional questions or comments to our response to your review, please feel free to contact me at telephone 337-272-4427, fax 337-235-1357 or e-mail at mmccann@phihelico.com.
Sincerely,

/s/ Michael J. McCann
Michael J. McCann Chief Financial Officer
MJM/mj

c:	Al A. Gonsoulin – PHI, Inc. (Chairman/CEO) Dionne Rousseau – Legal Counsel Ed Tauriac – Deloitte & Touche, LLP